Filed by Caesars Entertainment, Inc. pursuant to Rule 425
                                                under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                    Subject Company: Caesars Entertainment, Inc.
                                                  Commission File No.: 001-14573


This filing relates to a proposed acquisition (the "Acquisition") by Harrah's Entertainment, Inc. ("Harrah's") of Caesars Entertainment, Inc. ("Caesars") pursuant to the terms of an Agreement and Plan of Merger, dated as of July 14, 2004 (the "Merger Agreement"), by and among Harrah's, Harrah's Operating Company, Inc. and Caesars. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Caesars on July 16, 2004, and is incorporated by reference into this filing.


                                   CAESARS
                              ------------------
                                ENTERTAINMENT


February 17, 2005


Dear Stockholder:

We have previously sent to you proxy material for the special meeting of stockholders of Caesars Entertainment, Inc. to be held on March 11, 2005. Your Board of Directors unanimously recommends that Caesars stockholders vote "FOR" the proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Your vote is important, no matter how many or how few shares you may own. Whether or not you have already done so, please vote TODAY by telephone, by Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

/s/ Bernard E. DeLury, Jr.

Bernard E. DeLury, Jr.
Secretary
Caesars Entertainment, Inc.



              Remember, you can vote by telephone or Internet --
        Simply follow the easy instructions on the enclosed proxy card.

     If you have any questions, or need assistance in voting your shares, please call our proxy solicitor,

                          INNISFREE M&A INCORPORATED
               TOLL-FREE from the US and Canada: (877) 750-5837
               Call Collect from Other Locations: (646) 822-7404
                Banks and Brokers, Call Collect: (212) 750-5833


               3930 Howard Hughes Parkway o Las Vegas, Nevada 89109
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BALLY'S      CAESAR'S      FLAMINGO      GRAND CASINO      HILTON      PARIS


       Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition (the "Acquisition") of Caesars Entertainment, Inc. ("Caesars") by Harrah's Entertainment, Inc. ("Harrah's"), Harrah's filed definitive materials with the Securities and Exchange Commission ("SEC") on January 24, 2005, including a registration statement on Form S-4 that contains a definitive joint proxy statement/prospectus. These definitive materials contain important information about the Acquisition. INVESTORS AND SECURITY HOLDERS OF CAESARS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC ON JANUARY 24, 2005, AND ANY OTHER RELEVANT MATERIALS FILED BY HARRAH'S OR CAESARS BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT HARRAH'S, CAESARS AND THE ACQUISITION. The definitive materials filed on January 24, 2005, the preliminary versions of these materials filed on October 20, 2004, December 20, 2004, and January 24, 2005, and any other relevant materials filed by Harrah's or Caesars with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to: Caesars Entertainment, Inc., 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, Attention: Investor Relations or Harrah's, One Harrah's Court, Las Vegas, Nevada 89119, Attention: Investor Relations. Investors and security holders are urged to read the definitive joint proxy statement/prospectus filed with the SEC on January 24, 2005, and the other relevant materials before making any voting or investment decision with respect to the Acquisition.

Caesars and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Caesars in connection with the Acquisition. Information about the executive officers and directors of Caesars and their ownership of Caesars common stock is set forth in the proxy statement for Caesars' 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Caesars and its executive officers and directors in the Acquisition by reading definitive joint proxy statement/prospectus filed with the SEC on January 24, 2005.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.